October 17, 2019

James Gowans
Interim President and Interim Chief Executive Officer
Trilogy Metals Inc.
Suite 1150, 609 Granville Street
Vancouver, British Columbia
Canada, V7Y 1G5

       Re: Trilogy Metals Inc.
           Registration Statement on Form S-3
           Filed October 10, 2019
           File No. 333-234164

Dear Mr. Gowans:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Advisor, at 202-551-3844 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Kimberley R. Anderson